FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	……………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	May 11, 2023	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan for the first quarter ended March 31, 2023

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the first quarter ended

March 31, 2023

CANON INC.

Tokyo, Japan

CONTENTS

		Page
I	Corporate Information

	(1) Consolidated Financial Summary	2

	(2) Description of Business	2

II	The Business

	(1) Risk Factors	3

	(2) Operating Results and Financial Conditions	3

	(3) Significant Business Contracts Entered into in the First Quarter of Fiscal 2023	8

III	Company Information

	(1) Shares	9

	(2) Directors and Executive Officers	13

IV	Financial Statements

	(1) Consolidated Financial Statements	14

	(2) Other Information	45

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Three months ended March 31, 2023	Three months ended March 31, 2022	Year ended December 31, 2022
Net sales	971,125	879,350	4,031,414
Income before income taxes	87,534	67,697	352,440
Net income attributable to Canon Inc.	56,410	45,975	243,961
Comprehensive income (loss)	95,822	160,465	476,959
Canon Inc. shareholders’ equity	3,142,579	2,971,967	3,113,105
Total equity	3,380,681	3,198,238	3,349,030
Total assets	5,258,740	4,944,822	5,095,530
Net income attributable to Canon Inc. shareholders per share:
Basic (yen)	55.56	43.97	236.71
Diluted (yen)	55.53	43.96	236.63
Canon Inc. shareholders’ equity to total assets (%)	59.8	60.1	61.1
Net cash provided by operating activities	73,609	15,424	262,603
Net cash used in investing activities	(38,124)	(35,051)	(180,820)
Net cash provided by (used in) financing activities	75,733	38,230	(146,844)
Cash and cash equivalents at end of period	477,700	432,362	362,101

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S. GAAP.

The Canon Group (consisting of the Company, 330 consolidated subsidiaries, and 10 affiliates accounted for using the equity method, as of March 31, 2023, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as printing, imaging, medical, industrial and others and corporate. No material change in Canon’s business has occurred during the three months ended March 31, 2023.

No additions or removals of significant group entities have occurred during the three months ended March 31, 2023.

II.	The Business

(1)	Risk Factors

No new material risks have been identified during the three months ended March 31, 2023. No material changes have been identified pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Operating Results

Looking back at the first quarter of 2023, while there were concerns about an economic slowdown resulting from the tightening of monetary policies continued from last year in order to curb inflation, personal consumption remained solid thanks to economic recovery following the COVID-19 pandemic. By region, in the United States, the economy continued to recover moderately as the labor market continued to remain steady despite the tightening of monetary policies. In Europe, while the impact of the economic slowdown was exacerbated due to rising interest rates, the economy recovered moderately due to such factors as exports remaining firm. In China, domestic demand recovered due to the lifting of the government’s Zero-COVID strategy. In other emerging countries, economic recovery continued, mainly in India and Southeast Asia. In Japan, the economy recovered moderately due to the normalization of economic activities following the COVID-19 pandemic.

In the markets in which Canon operates, demand remained firm due to a recovery of supply following a shortage of components and logistical disruptions, which had constrained business. On a product basis, demand for office multifunction devices (MFDs) remained firm as supply shortages were abating. For inkjet printers, demand slowed due to decreased demand from customers working from home. For laser printers, demand slowed due to the curbing of corporate investments. For cameras, demand remained solid, mainly for mirrorless cameras. For medical equipment, while, in some regions, there was a drop-off following a period of increased demand last year in response to COVID-19, there were signs of recovery in the large-size equipment market where investment had been stagnant in recent years. For semiconductor lithography equipment, although the demand for memory devices declined, investments remained firm, mainly for power devices, analog devices, and sensors. For FPD (Flat Panel Display) lithography equipment, demand declined due to a postponement of investments from panel manufacturers.

The average value of the yen in the first quarter was ¥132.47 against the U.S. dollar, a year-on-year depreciation of approximately ¥16, and ¥142.10 against the euro, a year-on-year depreciation of approximately ¥12.

Summarized results of the consolidated statements of income for the three months ended March 31, 2023 and March 31, 2022 are as follows:

	Millions of yen (except per share amounts and percentage data)
	Three months ended March 31, 2023	Change	Three months ended March 31, 2022
Net sales	971,125	+10.4%	879,350
Gross profit	454,010	+15.1	394,392
Operating expenses	369,535	+16.1	318,252
Operating profit	84,475	+10.9	76,140
Other income (deductions)	3,059	—	(8,443)
Income before income taxes	87,534	+29.3	67,697
Net income attributable to Canon Inc.	56,410	+22.7	45,975

Net income attributable to Canon Inc. shareholders per share:
Basic	55.56	+26.4	43.97
Diluted	55.53	+26.3	43.96

(2)	Operating Results and Financial Conditions (continued)

As for the first quarter, net sales for the first quarter increased by 10.4% year-on-year to ¥971.1 billion due to an improved business environment as mentioned above, as well as the adjustment of product prices resulting from increased costs caused by inflation and the depreciation of the yen. Gross profit as a percentage of net sales increased by 1.9 points year-on-year to 46.8% due to an improved product mix, thanks to the competitive new products that were released in the previous year and the depreciation of the yen. Gross profit for the year increased by 15.1% year-on-year to ¥454.0 billion. Operating expenses increased by 16.1% year-on-year to ¥369.5 billion as a result of an increase in sales force and sales-related expenses accompanying a growth in sales alongside maintaining an efficiency-focused control of expenses. In addition, operating expenses denominated in foreign currencies increased due to the depreciation of the yen. As a result, operating profit increased by 10.9% year-on-year to ¥84.5 billion. Other income (deductions) increased by ¥11.5 billion year-on-year to ¥3.1 billion, due to gain on valuation of securities and a decrease of currency exchange losses from liabilities denominated in foreign currencies. As a result, income before income taxes increased by 29.3% year-on-year to ¥87.5 billion and net income attributable to Canon Inc. increased by 22.7% year-on-year to ¥56.4 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥55.56 for the first quarter, a year-on-year increase of ¥11.59.

Operating results by business unit for the three months ended March 31, 2023 and March 31, 2022 are as follows. Please refer to the segment information in Note 19 of the Notes to Consolidated Financial Statements.

Printing Business Unit	Millions of yen (except percentage data)
	Three months ended March 31, 2023	Change	Three months ended March 31, 2022
Net sales:
Office	232,808	+20.1%	193,894
Prosumer	236,967	-0.8	238,963
Production	86,929	+18.7	73,211

External customers total	556,704	+10.0	506,068
Intersegment	1,449	+27.7	1,135

Total	558,153	+10.0	507,203
Operating cost and expenses	507,535	+11.6	454,619

Operating Profit	50,618	-3.7	52,584
Income before income taxes	53,103	-4.2	55,436

As for the Printing Business Unit, MFDs for offices continued to sell well, with the number of unit sales significantly exceeding the same period of the previous year, as the product supply shortage was abated and products including the iR-ADV DX C5800 series were well-received in the market. As for inkjet printers, the number of unit sales decreased compared with the same period of the previous year as the surge in demand from users working remotely subsided. As for laser printers, the number of unit sales decreased compared with the same period of the previous year as companies curbed investments. Regarding equipment for the production printing market, the number of systems sales increased compared with the same period of the previous year, with strong sales of the imagePRESS V900/V1000 series of on-demand printers. As a result, sales of the Printing Business Unit increased by 10.0% compared with the same period of previous year to ¥558.2 billion. Due to effects such as weak consumables sales, net income before tax for the first quarter decreased by 4.2% compared with the same period of the previous year to ¥53.1 billion.

(2)	Operating Results and Financial Conditions (continued)

Imaging Business Unit	Millions of yen (except percentage data)
	Three months ended March 31, 2023	Change	Three months ended March 31, 2022
Net sales:
Cameras	109,965	+8.5%	101,312
Network cameras and Others	82,394	+48.0	55,664

External customers total	192,359	+22.5	156,976
Intersegment	64	-71.6	225

Total	192,423	+22.4	157,201
Operating cost and expenses	155,167	+7.9	143,840

Operating Profit	37,256	+178.8	13,361
Income before income taxes	37,492	+173.1	13,727

As for the Imaging Business Unit, the number of unit sales for the interchangeable-lens digital cameras decreased due to the shifting of demand to mirrorless cameras. However, the EOS R6 Mark II full-frame mirrorless camera, which was released last year, and the new EOS R7 and EOS R10 APS-C size mirrorless cameras were well-received in the market. Overall lens sales in terms of units was lower than the same period of previous year, but sales of RF-series interchangeable-lenses remained strong. Sales of network cameras increased sharply, thanks to the recovery in product supply and enhanced sales activity leveraging the products’ expanding applications. Sales of professional video cameras were also strong, and sales of IP remote cameras, which are designed to increase production efficiency and meet labor saving needs, also grew steadily. As a result, sales of the Imaging Business Unit increased by 22.4% compared with the same period of the previous year to ¥192.4 billion. Boosted by the effect of competitive new products, which were released in the previous year and non-recurring expenses incurred to close a certain production facility in previous year, net income before tax for the first quarter increased by 173.1% compared with the same period of the previous year to ¥37.5 billion.

Medical Business Unit	Millions of yen (except percentage data)
	Three months ended March 31, 2023	Change	Three months ended March 31, 2022
Net sales:
External customers total	130,857	+10.8%	118,103
Intersegment	198	+108.4	95

Total	131,055	+10.9	118,198
Operating cost and expenses	124,175	+11.0	111,877

Operating Profit	6,880	+8.8	6,321
Income before income taxes	6,922	+7.9	6,417

As for the Medical Business Unit, sales were strong, mainly in Europe. In the United States, despite a postponement of investments by medical institutions due to a shortage of medical staff and rising interest rates, the sales were above that of the same period of the previous year, as were the same for other overseas regions and Japan. As a result, sales of the Medical Business Unit increased by 10.9% compared with the same period of the previous year to ¥131.1 billion. Expenses increased due to higher costs for materials, energy, and labor, but profitability improved due to expanded sales of large-size equipment and services, while net income before taxes for the first quarter increased by 7.9% compared with the same period of the previous year to ¥6.9 billion.

Industrial Business Unit	Millions of yen (except percentage data)
	Three months ended March 31, 2023	Change	Three months ended March 31, 2022
Net sales:
Optical equipment	40,020	-17.9%	48,755
Industrial equipment	18,359	+2.7	17,883

External customers total	58,379	-12.4	66,638
Intersegment	3,682	+99.9	1,842

Total	62,061	-9.4	68,480
Operating cost and expenses	54,643	-2.9	56,279

Operating Profit	7,418	-39.2	12,201
Income before income taxes	7,542	-38.8	12,317

(2)	Operating Results and Financial Conditions (continued)

As for the Industrial Business Unit, sales of semiconductor lithography equipment were on par with the same period of the previous year, which saw a significant increase in the number of unit sales, due to continued strong performance in a wide range of sectors. However, the number of FPD lithography equipment sales was fewer than that of the same period of the previous year due to a postponement of investments by panel manufacturers as the panel market worsened. As a result, net sales of the Industrial Business Unit decreased by 9.4% compared with the same period of the previous year to ¥62.1 billion, and net income before tax for the first quarter decreased by 38.8% compared with the same period of the previous year to ¥7.5 billion.

Financial Conditions

	Millions of yen (except percentage data)
	March 31, 2023	Change	December 31, 2022
Total assets	5,258,740	+163,210	5,095,530
Total liabilities	1,878,059	+131,559	1,746,500
Canon Inc. shareholders’ equity	3,142,579	+29,474	3,113,105
Noncontrolling interests	238,102	+2,177	235,925
Total equity	3,380,681	+31,651	3,349,030
Total liabilities and equity	5,258,740	+163,210	5,095,530
Canon Inc. shareholders’ equity as a percentage of total assets	59.8%	-1.3	61.1%

Total assets increased by ¥163.2 billion to ¥5,258.7 billion at March 31, 2023 compared to the end of the previous year, mainly due to the increase of cash and cash equivalents and inventories. Inventories increased for the preparation of sales expected for the next quarter. Inventories also increased due to the impact of the depreciation of the yen. Total liabilities increased by ¥131.6 billion to ¥1,878.1 billion at March 31, 2023 compared to the end of previous year, mainly due to the increase of short-term loans. The balance of total equity increased by ¥31.7 billion to ¥3,380.7 billion at March 31, 2023 compared to the end of previous year, mainly due to the accumulation of net income attributable to Canon Inc. and the increase of accumulated other comprehensive income resulting from the depreciation of the yen although the payment of dividends to Canon Inc. shareholders decreased total equity. As a result, Canon Inc. shareholders’ equity as a percentage of total assets declined by 1.3 points to 59.8% compared to the end of the previous year. However, Canon has achieved its goals of developing a solid financial base with the equity as a percentage of total assets continuously.

(2)	Operating Results and Financial Conditions (continued)

Cash Flows

	Millions of yen
	Three months ended March 31, 2023	Change	Three months ended March 31, 2022
Net cash provided by operating activities	73,609	+58,185	15,424
Net cash used in investing activities	(38,124)	-3,073	(35,051)
Free cash flow	35,485	+55,112	(19,627)
Net cash provided by financial activities	75,733	+37,503	38,230
Effect of exchange rate changes on cash and cash equivalents	4,381	-7,983	12,364
Net change in cash and cash equivalents	115,599	+84,632	30,967
Cash and cash equivalents at beginning of period	362,101	-39,294	401,395
Cash and cash equivalents at end of period	477,700	+45,338	432,362

In the first quarter, cash flow from operating activities increased by ¥58.2 billion year-on-year to ¥73.6 billion as a result of a significant increase in profit and collection of trade receivable that had increased last year. Cash flow used in investing activities increased by ¥3.1 billion to ¥38.1 billion from the same period of the previous fiscal year, when income temporarily increased due to the sales of an overseas branch office. Canon defines “free cash flows” as cash flows from operating activities less cash flows from investing activities. Free cash flow increased by ¥55.1 billion compared with the previous year to ¥35.5 billion.

Cash flow from financing activities increased by ¥37.5 billion year-on-year to ¥75.7 billion due to the increase in short-term loans in response to the decrease in working capital despite increased dividend payouts.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥115.6 billion to ¥477.7 billion from the end of the previous year.

Non-GAAP Financial Measures

Canon has reported its financial results in accordance with U.S. GAAP. In addition, Canon has discussed its results using “free cash flow,” which is a non-GAAP measure.

Canon believes this measure, which takes into consideration its operating and investing activities, is beneficial to an investor’s understanding of its current liquidity and the alternatives uses in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measure calculated and presented in accordance with U.S. GAAP is set forth on the following table.

Billions of yen
Three months ended March 31, 2023
Net cash provided by operating activities	73.6
Net cash used in investing activities	(38.1)

Free cash flow	35.5

(2)	Operating Results and Financial Conditions (continued)

Accounting Estimates and Assumptions

No material changes with respect to accounting estimates and assumptions have occurred during the three months ended March 31, 2023.

Prioritized Management Issues to be Addressed

No material changes or issues with respect to prioritized business operations and finances have occurred during the three months ended March 31, 2023.

Research and Development Expenses

Canon’s research and development expenses for the three months ended March 31, 2023 totalled ¥76.5 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant additional plans for new construction or retirement of property, plant and equipment during the first three months of 2023.

(2)	Prospect of Capital Investment in the first three months of Fiscal 2023

The new construction of property, plant and equipment, which had been in progress as of December 31, 2022 and was completed during the first three months of 2023, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Canon Inc., Hiratsuka Plant Kanagawa, Japan	New production base (Others and Corporate)	February 2023

There were no significant plans relevant to the retirement of property, plant and equipment.

(3)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2023

Canon Medical Systems Corporation, a wholly owned subsidiary of Canon Inc., entered into a share transfer agreement with Resonac Corporation for the purpose of acquiring Resonac subsidiaries Minaris Medical Co., Ltd. (including its subsidiary Minaris Medical (Shanghai) Co., Ltd.) and Minaris Medical America, Inc. in March 31, 2023.

III.	Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka and Sapporo. Total issued shares are as follows:

As of March 31, 2023
Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1)	Stock options

The descriptions of the stock option plans as of March 31, 2023 are below.

The Stock Option Plan Approved on February 10, 2023

1. Grantees of share options

The Company’s 1 executive officer.

2. Number of share options

The number of share options that the Board of Directors are authorized to issue is 93.

3. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 9,300 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

Number of shares acquired after adjustment	=	Number of shares acquired before adjustment	×	Ratio of share split or share consolidation

In addition to the above, in any event that makes it necessary to adjust the number of shares acquired, including a merger and company split, on and after the Allotment Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

4. Cash payment for share options (yen)

The cash payment required for each stock acquisition right shall be ¥1 per share to be acquired upon exercise of each stock acquisition right, multiplied by the number of shares acquired.

5. Period during which share options are exercisable

From March 28, 2023 to March 27, 2053

(1)	Shares (continued)

6. Issue price and amount of increased stated capital (yen)

The issue price and amount of increased stated capital per share is ¥2,446 and ¥1,223, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date. In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc. which is calculated in accordance with the Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.

7. Other conditions for exercise of share options

(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.

(ii) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

8. Restriction on acquisition of share options by transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

9. Treatment of the stock acquisition rights upon restructuring transaction

If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), an absorption-type or incorporation-type company split (both, limited to the case where the Company becomes a corporate spin off), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Companies Act of Japan (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of establishment of a newly-incorporated company through the incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, a company split agreement, a company split plan, a share exchange agreement or a share transfer plan.

(i) Number of stock acquisition rights of the Reorganized Company to be allotted:

A number equal to the number of the Remaining Stock Acquisition Rights held by the Holder shall be transferred to such Holder.

(ii) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

Common stock of the Reorganized Company.

(1)	Shares (continued)

(iii) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

To be determined in accordance with 3 above, taking into consideration, among others, the conditions of Structural Reorganization.

(iv) Value of assets to be contributed upon exercise of each stock acquisition right:

The value of assets to be contributed upon exercise of each stock acquisition right to be allotted shall be the amount obtained by multiplying (x) the exercise price after reorganization set forth below by (y) the number of shares of the Reorganized Company to be acquired upon exercise of the relevant stock acquisition rights as determined in accordance with (iii) above. The “exercise price after reorganization” shall be one 1 yen per share of the Reorganized Company to be acquired upon exercise of each of its stock acquisition rights.

(v) Exercise period of stock acquisition rights:

From and including whichever is the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised or (y) the effective date of the Structural Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided.

(vi) Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:

(a) The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one 1 yen resulting from such calculation will be rounded up to one 1 yen.

(b) The increased amount of capital reserves to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the maximum amount of increases of stated capital, etc., mentioned in (a) above, after the subtraction of increased amount of stated capital mentioned in (a) above.

(vii) Restrictions on acquisition of stock acquisition rights by transfer:

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors of the Reorganized Company.

(viii) Conditions for exercise of stock acquisition rights:

(a) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company.

(b) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

(ix) Events regarding the Company’s acquisition of stock acquisition rights:

If a proposal for the approval of a merger agreement under which the Company will become a disappearing company, a proposal for the approval of a company split agreement or a company split plan under which the Company will become a split company or a proposal for the approval of a share exchange agreement or a share transfer plan under which the Company will become a wholly owned subsidiary is approved by the Company’s shareholders at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Company will be entitled to acquire the stock acquisition rights, without compensation, on a date separately designated by the Board of Directors.

(1)	Shares (continued)

(2)	Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2023
Issued Shares (Number of shares)	—	1,333,763,464
Common Stock (Millions of yen)	—	174,762
Additional Paid-in Capital (Millions of yen)	—	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of December 31, 2022.

	As of December 31, 2022
Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—
Shares with restricted voting rights (Others)	—	—
Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 318,250,000	—
Shares with full voting rights (Others)	1,014,173,600	10,141,736
Fractional unit shares (Note)	1,339,864	—
Total number of issued shares	1,333,763,464	—
Total voting rights held by all shareholders	—	10,141,736

Note:

In “Fractional unit shares” under “Number of shares,” 96 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	318,250,000	23.86%

Total	318,250,000	23.86%

(2)	Directors and Executive Officers

There were no changes in Directors and Audit & Supervisory Board Members, and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2022 and the end of this quarter.

There were no changes in members of executive officers and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2022 and the end of this quarter.

IV.	Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Millions of yen
	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents (Notes 1, 17 and 18)	477,700	362,101
Short-term investments (Notes 2 and 17)	7,874	10,905
Trade receivables (Note 3)	593,798	636,803
Inventories (Note 4)	858,832	808,312
Current lease receivables (Note 6)	140,441	137,038
Prepaid expenses and other current assets (Notes 11, 13 and 17)	208,006	215,990
Allowance for credit losses (Notes 3 and 6)	(15,072)	(15,235)

Total current assets	2,271,579	2,155,914

Noncurrent receivables (Note 15)	11,628	12,996
Investments (Notes 2 and 17)	68,484	65,128
Property, plant and equipment, net (Note 5)	1,055,064	1,035,065
Operating lease right-of-use assets (Note 14)	116,474	117,843
Intangible assets, net	272,924	280,995
Goodwill	981,228	972,626
Noncurrent lease receivables (Note 6)	292,443	279,332
Other assets	192,555	179,297
Allowance for credit losses (Note 6)	(3,639)	(3,666)

Total assets	5,258,740	5,095,530

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited) (continued)

	Millions of yen
	March 31, 2023	December 31, 2022
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 8 and 16)	436,795	296,384
Short-term loans related to financial services	41,400	41,200
Other short-term loans and current portion of long-term debt	395,395	255,184
Trade payables (Note 7)	364,531	355,930
Accrued income taxes	26,986	48,414
Accrued expenses (Note 15)	356,682	365,847
Current operating lease liabilities (Note 14)	33,815	33,281
Other current liabilities (Notes 11, 13 and 17)	289,471	265,497

Total current liabilities	1,508,280	1,365,353

Long-term debt, excluding current portion of long-term debt (Note 16)	2,359	2,417
Accrued pension and severance cost	186,902	189,215
Noncurrent operating lease liabilities (Note 14)	83,526	85,331
Other noncurrent liabilities (Note 11)	96,992	104,184

Total liabilities	1,878,059	1,746,500

Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,861	404,838
Legal reserve	64,628	64,509
Retained earnings	3,660,095	3,664,735
Accumulated other comprehensive income (loss) (Note 10)	96,597	62,623
Treasury stock, at cost	(1,258,364)	(1,258,362)
(Number of shares)	(318,251,026)	(318,250,096)

Total Canon Inc. shareholders’ equity	3,142,579	3,113,105
Noncontrolling interests (Note 9)	238,102	235,925

Total equity (Note 9)	3,380,681	3,349,030

Total liabilities and equity	5,258,740	5,095,530

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022
Net sales (Notes 6, 10, 11 and 13):
Products and Equipment	764,180	695,911
Services	206,945	183,439

	971,125	879,350
Cost of sales (Notes 14 and 18):
Products and Equipment	417,844	397,631
Services	99,271	87,327

	517,115	484,958

Gross profit	454,010	394,392
Operating expenses:
Selling, general and administrative expenses (Notes 10, 14 and 18)	293,037	246,915
Research and development expenses	76,498	71,337

	369,535	318,252

Operating profit	84,475	76,140
Other income (deductions):
Interest and dividend income	2,395	608
Interest expense	(330)	(234)
Other, net (Notes 2, 10, 13 and 18)	994	(8,817)

	3,059	(8,443)

Income before income taxes	87,534	67,697
Income taxes	25,804	17,904

Consolidated net income	61,730	49,793
Less: Net income attributable to noncontrolling interests	5,320	3,818

Net income attributable to Canon Inc.	56,410	45,975

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	55.56	43.97
Diluted	55.53	43.96

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited) (continued)

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022
Consolidated net income	61,730	49,793
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	31,595	112,128
Net unrealized gains and losses on securities	24	—
Net gains and losses on derivative instruments	296	(1,182)
Pension liability adjustments	2,177	(274)

	34,092	110,672

Comprehensive income (loss) (Note 9)	95,822	160,465
Less: Comprehensive income attributable to noncontrolling interests	5,438	4,750

Comprehensive income (loss) attributable to Canon Inc.	90,384	155,715

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022
Cash flows from operating activities:
Consolidated net income	61,730	49,793
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	52,472	54,350
(Loss) gain on disposal of fixed assets	1,223	(12,606)
Deferred income taxes	(3,719)	(2,553)
Decrease in trade receivables	49,581	479
Increase in inventories	(41,049)	(54,193)
(Increase) decrease in lease receivables (Note 6)	(13,175)	3,872
Increase in trade payables	6,885	22,098
Decrease in accrued income taxes	(21,727)	(17,588)
Decrease in accrued expenses	(13,380)	(4,406)
Decrease in accrued pension and severance cost	(6,933)	(9,731)
Other, net (Note 14)	1,701	(14,091)

Net cash provided by operating activities	73,609	15,424

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(43,314)	(47,466)
Proceeds from sale of fixed assets (Note 5)	1,812	14,032
Proceeds from maturity of held to maturity securities	—	1,483
Purchases of securities	(154)	(2,583)
Proceeds from sale and maturity of securities	4,653	160
Acquisitions of businesses, net of cash acquired	—	(1,345)
Other, net	(1,121)	668

Net cash used in investing activities	(38,124)	(35,051)

Cash flows from financing activities:
Repayments of long-term debt	(565)	(474)
Increase (decrease) in short-term loans related to financial services, net (Note 8)	200	(200)
Increase in other short-term loans, net (Note 8)	140,302	99,560
Dividends paid	(60,931)	(57,517)
Repurchases and reissuance of treasury stock, net	(2)	(4)
Other, net	(3,271)	(3,135)

Net cash provided by financing activities	75,733	38,230

Effect of exchange rate changes on cash and cash equivalents	4,381	12,364

Net change in cash and cash equivalents	115,599	30,967
Cash and cash equivalents at beginning of period	362,101	401,395

Cash and cash equivalents at end of period	477,700	432,362

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	268	241
Income taxes	46,560	41,350

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) are traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, as amended, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000. On February 24, 2023, the Company filed Form 25 with the SEC in connection with the delisting from the NYSE. The delisting became effective on March 6, 2023. In the future, the Company plans to file an application for the termination of registration of its ADRs with the SEC when the requirements have been met.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of U.S. GAAP. Certain footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

Canon has reclassified certain items in the consolidated statements of cash flows for the quarter ended March 31, 2022 to conform to the current year’s presentation.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of March 31, 2023 and December 31, 2022 are summarized as follows:

	March 31, 2023	December 31, 2022
Consolidated subsidiaries	330	330
Affiliated companies	10	10

Total	340	340

(b)	Principles of Consolidation

The quarterly consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

In October 2021, ASU No. 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”-ASC 805 (“Business Combinations”), was issued by the Financial Accounting Standards Board (“FASB”). The standard requires us to apply ASC 606 “Revenue from Contracts with Customers” to recognize and measure contract assets and contract liabilities acquired in a business combination. Canon adopted the standard from interim and annual reporting periods beginning January 1, 2023. The adoption of this standard did not have a material impact on its consolidated results of operations and financial condition.

In March 2022, ASU No. 2022-02, “Troubled Debt Restructurings and Vintage Disclosures”-ASC 326 (“Credit Losses”), was issued by FASB. The standard requires us to expand disclosures for certain loan re-financings and restructurings, and requires current-period gross write-offs by year of origination for financing receivables and net investments in leases. Canon adopted the standard from interim and annual reporting periods beginning January 1, 2023. The adoption of this standard did not have a material impact on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

In September 2022, ASU No. 2022-04, “Disclosure of Supplier Finance Program Obligations”-ASC 405-50 (“Liabilities - Supplier Finance Programs”), was issued by FASB. The standard requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about obligations outstanding at the end of the reporting period, including a rollforward of those obligations. Canon adopted the standard, which requires disclosure of the key terms of the programs and information about obligations outstanding, from interim and annual reporting periods beginning January 1, 2023. The standard’s requirement to disclose a rollforward of obligations outstanding is effective for annual reporting periods beginning after December 15, 2023. The adoption of this standard did not have a material impact on its consolidated results of operations and financial condition. For further information, please refer to Note 7.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale debt securities included in short-term investments and investments by major security type at March 31, 2023 and December 31, 2022 are as follows:

	Millions of yen
	March 31, 2023
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	4,771	22	7	4,786

Noncurrent:
Corporate bonds	4,932	6	31	4,907

	9,703	28	38	9,693

	Millions of yen
	December 31, 2022
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	9,277	35	11	9,301

Noncurrent:
Corporate bonds	4,850	—	65	4,785

	14,127	35	76	14,086

Maturities of available-for-sale debt securities included in short-term investments and investments in the accompanying consolidated balance sheets at March 31, 2023 are as follows:

Millions of yen
Fair value
Due within one year	4,786
Due after one year through five years	4,907

Total	9,693

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(2)	Investments (continued)

The unrealized and realized gains and losses related to equity securities for the three months ended March 31, 2023 and 2022 are as follows:

	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022
Net gains (losses) recognized during the period on equity securities	3,541	(2,584)
Less: Net gains (losses) recognized during the period on equity securities sold during the period	6	12

Unrealized gains (losses) recognized during the period on equity securities still held at March 31	3,535	(2,596)

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥6,853 million and ¥6,808 million at March 31, 2023 and December 31, 2022, respectively. The impairment or other adjustments resulting from observable price changes recorded during the three months ended March 31, 2023 and 2022 were not significant.

Time deposits with original maturities of more than three months are ¥3,088 million and ¥1,604 million at March 31, 2023 and December 31, 2022, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2023	December 31, 2022
Notes	25,742	30,535
Accounts	568,056	606,268

Trade receivables	593,798	636,803
Allowance for credit losses	(13,176)	(13,305)

	580,622	623,498

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2023	December 31, 2022
Finished goods	520,107	486,826
Work in process	267,568	253,026
Raw materials	71,157	68,460

	858,832	808,312

(5)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2023	December 31, 2022
Land	275,691	275,261
Buildings	1,793,142	1,760,058
Machinery and equipment	1,922,776	1,893,745
Construction in progress	52,695	60,914
Finance lease right-of-use assets	7,238	7,315

Cost	4,051,542	3,997,293
Less: Accumulated depreciation	(2,996,478)	(2,962,228)

Property, plant and equipment, net	1,055,064	1,035,065

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(6)	Lessor Accounting

Lease income is included in products and equipment sales in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022
Lease income – sales-type and direct financing leases
Revenue at lease commencement	36,545	21,051
Interest income on lease receivables	5,742	4,611

Sales-type and direct financing leases income total	42,287	25,662

Lease income – operating leases	9,317	7,337
Variable lease income	1,392	1,166

Total lease income	52,996	34,165

Allowance for Credit Losses

Lease receivables represent financing leases, which consist of sales-type leases and direct financing leases. These receivables typically have terms ranging from 1 year to 8 years. Lease receivables are ¥432,884 million and ¥416,370 million at March 31, 2023 and December 31, 2022, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022
Balance at beginning of period	5,596	3,791
Write-offs	(467)	(684)
Provision	236	608
Translation adjustments and other	170	454

Balance at end of period	5,535	4,169

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of lease receivables is evaluated collectively based on historical experiences of credit losses and reasonable and supportable forecasts. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Lease receivables which are past due or individually evaluated for impairment at March 31, 2023 and December 31, 2022 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(6)	Lessor Accounting (continued)

Information about transferring lease receivables

Canon has syndication arrangements to sell its entire interests in lease receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no significant transfers of lease receivables for the three months ended March 31, 2023 and 2022. The amount that remained uncollected was ¥10,342 million and ¥13,077 million at March 31, 2023 and December 31, 2022, respectively. Cash proceeds from the transactions are included in (increase) decrease in lease receivables under the cash flow from operating activities in the consolidated statements of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not significant at March 31, 2023 and December 31, 2022. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligations were not significant at March 31, 2023 and December 31, 2022.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2023	December 31, 2022
Notes	80,571	82,702
Accounts	283,960	273,228

	364,531	355,930

Canon has supplier finance programs with particular third-party financial institutions where Canon agrees to pay the financial institutions after 90 to 180 days based on the contracts agreed to with the suppliers. The financial institutions offer earlier payment of the invoices at the sole discretion of the supplier for a discounted amount. Canon does not provide assets pledged as security or any other forms of guarantees under the arrangements. Canon is not a party to any arrangement between its suppliers and the financial institutions. The amount of liabilities under these programs, which is included in the above trade payables, as of March 31, 2023 and December 31, 2022 were ¥96,232 million and ¥95,389 million, respectively.

(8)	Short-Term Loans and Long-Term Debt

Short-term loans related to financial services are external loans held by Canon’s lease subsidiaries for the purpose of financing its customers through loans. Short-term loans related to financial services consisting of bank borrowings at March 31, 2023 and December 31, 2022 were ¥41,400 million and ¥41,200 million, and other short-term loans consisting of bank borrowings were ¥340,314 million and ¥200,012 million, respectively.

Canon has revolving credit facilities expiring in December 2023. The outstanding loans under the credit facilities are ¥54,000 million at a floating interest of 0.21% and Canon has no unused credit facilities as of March 31, 2023.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(9)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2023 and 2022 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2022	174,762	404,838	64,509	3,664,735	62,623	(1,258,362)	3,113,105	235,925	3,349,030
Equity transactions with noncontrolling interests and other		23					23	10	33
Dividends to Canon Inc. shareholders (60.00 yen per share)				(60,931)			(60,931)		(60,931)
Dividends to noncontrolling interests								(3,271)	(3,271)
Transfer to legal reserve			119	(119)			—		—
Comprehensive income:
Net income				56,410			56,410	5,320	61,730
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					31,339		31,339	256	31,595
Net unrealized gains and losses on securities					24		24		24
Net gains and losses on derivative instruments					302		302	(6)	296
Pension liability adjustments					2,309		2,309	(132)	2,177

Total comprehensive income (loss)							90,384	5,438	95,822

Repurchases and reissuance of treasury stock						(2)	(2)		(2)

Balance at March 31, 2023	174,762	404,861	64,628	3,660,095	96,597	(1,258,364)	3,142,579	238,102	3,380,681

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2021	174,762	403,119	68,015	3,538,037	(151,794)	(1,158,366)	2,873,773	224,656	3,098,429
Dividends to Canon Inc. shareholders (55.00 yen per share)				(57,517)			(57,517)		(57,517)
Dividends to noncontrolling interests								(3,135)	(3,135)
Transfer to legal reserve		1,432	895	(2,327)			—		—
Comprehensive income:
Net income				45,975			45,975	3,818	49,793
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					111,202		111,202	926	112,128
Net unrealized gains and losses on securities					—		—		—
Net gains and losses on derivative instruments					(1,178)		(1,178)	(4)	(1,182)
Pension liability adjustments					(284)		(284)	10	(274)

Total comprehensive income (loss)							155,715	4,750	160,465

Repurchases and reissuance of treasury stock						(4)	(4)		(4)

Balance at March 31, 2022	174,762	404,551	68,910	3,524,168	(42,054)	(1,158,370)	2,971,967	226,271	3,198,238

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three months ended March 31, 2023 and 2022 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Net unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2022	191,287	(34)	(428)	(128,202)	62,623
Other comprehensive income (loss) before reclassifications	31,352	45	(345)	2,244	33,296
Amounts reclassified from accumulated other comprehensive income (loss)	(13)	(21)	647	65	678

Net change during the period	31,339	24	302	2,309	33,974

Balance at March 31, 2023	222,626	(10)	(126)	(125,893)	96,597

	Millions of yen
	Foreign currency translation adjustments	Net unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2021	5,519	—	(894)	(156,419)	(151,794)
Other comprehensive income (loss) before reclassifications	111,202	—	(2,021)	(878)	108,303
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	843	594	1,437

Net change during the period	111,202	—	(1,178)	(284)	109,740

Balance at March 31, 2022	116,721	—	(2,072)	(156,703)	(42,054)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended March 31, 2023 and 2022 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*
	Three months ended March 31, 2023	Three months ended March 31, 2022	Affected line items in consolidated statements of income
Foreign currency translation adjustments	(32)	—	Selling, general and administrative expenses
	10	—	Income taxes

	(22)	—	Consolidated net income
	9	—	Net income attributable to noncontrolling interests

	(13)	—	Net income attributable to Canon Inc.

Net unrealized gains and losses on securities	(26)	—	Other, net
	5	—	Income taxes

	(21)	—	Consolidated net income
	—	—	Net income attributable to noncontrolling interests

	(21)	—	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	908	1,144	Net sales
	(255)	(311)	Income taxes

	653	833	Consolidated net income
	(6)	10	Net income attributable to noncontrolling interests

	647	843	Net income attributable to Canon Inc.

Pension liability adjustments	236	883	Other, net
	4	(163)	Income taxes

	240	720	Consolidated net income
	(175)	(126)	Net income attributable to noncontrolling interests

	65	594	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	678	1,437

* Amounts in parentheses indicate gains in the consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(11)	Revenue

Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for the products of the Printing Business Unit. Contract assets are reclassified to trade receivables when they are billed under the terms of the contract. The difference between the opening and closing balances of contract assets primarily results from the timing difference of Canon’s performance and billing to customers. Contract assets at March 31, 2023 and December 31, 2022 were ¥40,082 million and ¥39,251 million respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets.

Canon typically bills to the customer when the performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of the products of the Printing Business Unit and the Medical Business Unit and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recorded as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at March 31, 2023 and December 31, 2022 were ¥147,138 million and ¥141,840 million, respectively, and are included in other current liabilities and other non-current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the three months ended March 31, 2023, which had been included in the deferred revenue balance at December 31, 2022, was ¥60,046 million.

Remaining performance obligations for products and equipment at March 31, 2023 primarily arise from the sales of certain industrial equipment, amounting to ¥151,236 million, 72% of which is expected to be recognized as revenue within one year, 25% is within two years and remaining 3% is within three years. Disclosure of remaining performance obligations is not required for the majority of service since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. Service revenue recognized from the fixed maintenance service contracts for the products of the Printing Business Unit and the Medical Business Unit with original expected duration of more than one year is ¥26,920 million for the three months ended March 31, 2023 and the average remaining period for these fixed contracts at March 31, 2023 is about two years.

Disaggregated revenues by business unit, product and geographic area are described in Note 19.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(12)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended March 31, 2023 and 2022 are as follows:

	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022
Net income attributable to Canon Inc.	56,410	45,975
Diluted net income attributable to Canon Inc.	56,408	45,974

	Number of shares
	Three months ended March 31, 2023	Three months ended March 31, 2022
The weighted-average number of common shares outstanding	1,015,372,148	1,045,630,287
Effect of dilutive securities:
Stock options	353,577	286,396

Diluted common shares outstanding	1,015,725,725	1,045,916,683

	Yen
	Three months ended March 31, 2023	Three months ended March 31, 2022
Net income attributable to Canon Inc. shareholders per share:
Basic	55.56	43.97
Diluted	55.53	43.96

During the three months ended March 31, 2023 and 2022, there were dilutive effects from the stock options granted by the Company.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for speculative purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. All amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2023 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at March 31, 2023 and December 31, 2022 are set forth below:

	Millions of yen
	March 31, 2023	December 31, 2022
To sell foreign currencies	155,946	149,080
To buy foreign currencies	29,838	26,224

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at March 31, 2023 and December 31, 2022.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2023	December 31, 2022
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	67	176
Liabilities:
Foreign exchange contracts	Other current liabilities	388	416

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2023	December 31, 2022
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	323	2,539
Liabilities:
Foreign exchange contracts	Other current liabilities	1,279	846

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the three months ended March 31, 2023 and 2022.

Derivatives in cash flow hedging relationships

	Millions of yen
Three months ended March 31, 2023	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(507)	Net sales	(908)

	Millions of yen
Three months ended March 31, 2022	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(2,836)	Net sales	(1,144)

Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2023	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(2,254)

	Millions of yen
Three months ended March 31, 2022	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(5,925)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Lessee Accounting

Lease costs are included in cost of sales or selling general and administrative expense in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022
Operating lease cost	11,573	11,096
Short-term lease cost	3,972	3,570
Other lease cost	66	48

Total	15,611	14,714

Operating lease cash flow

Supplemental cash flow information is as follows.

	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	10,922	10,343

Noncash activity - Rights of use assets obtained in exchange for lease liabilities
Operating leases	7,821	15,292

Maturity Analysis

The following is a schedule by year of the future minimum lease payments under operating leases at March 31, 2023.

Millions of yen
Within one year	37,095
Two years	27,040
Three years	19,557
Four years	13,953
Five years	9,061
Thereafter	17,887

Total future minimum lease payments	124,593
Less Imputed Interest	(7,252)

Total	117,341

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2023, commitments outstanding for the purchase of property, plant and equipment approximated ¥91,086 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥268,431 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated to ¥10,048 million and ¥10,086 million at March 31, 2023 and December 31, 2022, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to facilitate financing.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 12 years in case of employees with housing loans, and 1 year to 6 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥1,496 million at March 31, 2023. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2023 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and changes in accrued product warranty cost for the three months ended March 31, 2023 and 2022 are summarized as follows:

Three months ended March 31, 2023

Millions of yen
Balance at December 31, 2022	20,887
Addition	9,137
Utilization	(8,777)
Other	(158)

Balance at March 31, 2023	21,089

Three months ended March 31, 2022

Millions of yen
Balance at December 31, 2021	16,949
Addition	7,711
Utilization	(7,529)
Other	(91)

Balance at March 31, 2022	17,040

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(16)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at March 31, 2023 and December 31, 2022 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 17, and Note 13, respectively.

	Millions of yen
	March 31, 2023		December 31, 2022
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current portion of long-term debt	(54,192)	(54,192)	(54,205)	(54,205)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 17.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

No single customer accounted for more than 10 percent of consolidated trade receivables as of March 31, 2023 and December 31, 2022.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2023 and December 31, 2022.

	Millions of yen
	March 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	—	500	—	500
Short-term investments:
Available-for-sale:
Corporate bonds	—	4,786	—	4,786
Investments:
Available-for-sale:
Corporate bonds	—	4,907	—	4,907
Fund trusts and others	262	435	—	697
Equity securities	25,470	—	—	25,470
Prepaid expenses and other current assets:
Derivatives	—	390	—	390

Total assets	25,732	11,018	—	36,750

Liabilities:
Other current liabilities:
Derivatives	—	1,667	—	1,667

Total liabilities	—	1,667	—	1,667

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	—	627	—	627
Short-term investments:
Available-for-sale:
Corporate bonds	—	9,301	—	9,301
Investments:
Available-for-sale:
Corporate bonds	—	4,785	—	4,785
Fund trusts and others	255	383	—	638
Equity securities	21,770	—	—	21,770
Prepaid expenses and other current assets:
Derivatives	—	2,715	—	2,715

Total assets	22,025	17,811	—	39,836

Liabilities:
Other current liabilities:
Derivatives	—	1,262	—	1,262

Total liabilities	—	1,262	—	1,262

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 assets and liabilities are comprised principally of corporate bonds included in cash and cash equivalents, investments or short-term investments, and derivatives. Corporate bonds included in cash and cash equivalents, and investments or short-term investments are valued using quoted prices for identical assets in markets that are not active or quotes obtained from counterparties or third parties.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the three months ended March 31, 2023 and 2022, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Supplemental Information

Foreign Currency Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net loss of ¥7,750 million and a net loss of ¥14,008 million for the three months ended March 31, 2023 and 2022, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥9,045 million and ¥8,079 million for the three months ended March 31, 2023 and 2022, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥16,129 million and ¥12,930 million for the three months ended March 31, 2023 and 2022, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended March 31, 2023 and 2022 consisted of the following components:

	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022
Service cost	6,570	8,044
Interest cost	5,589	3,082
Expected return on plan assets	(8,791)	(9,817)
Amortization of prior service credit	(1,939)	(2,051)
Amortization of actuarial loss	2,175	2,934

	3,604	2,192

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of less than three months, classified as available-for-sale debt securities of ¥500 million and ¥627 million at March 31, 2023 and December 31, 2022, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information

Canon reports in four reportable segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial Business Unit with Others and Corporate, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal management structure, from the fourth quarter ended December 31, 2022, Canon has changed the name and structure of segments from Industrial and Others Business Unit and Corporate and eliminations to Industrial Business Unit, Others and Corporate and Eliminations. Also, a certain business, which was previously included in Others, has been presented within the Printing Business Unit from the beginning of the first quarter of 2023. Operating results for the three months ended March 31, 2022 have also been reclassified.

The primary products included in each segment are as follows:

Printing Business Unit:

Office multifunction devices (MFDs) / Document solutions/

Laser multifunction printers (MFPs) / Laser printers / Inkjet printers /

Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Large format printers

Imaging Business Unit:

Interchangeable-lens digital cameras / Interchangeable lenses /

Digital compact cameras / Compact photo printers / MR Systems /

Network cameras / Video management software /

Video content analytics software / Digital camcorders / Digital cinema cameras /

Broadcast equipment / Projectors

Medical Business Unit:

Computed tomography (CT) systems / Diagnostic ultrasound systems /

Diagnostic X-ray systems / Magnetic resonance imaging (MRI) systems /

Clinical chemistry analyzers / Digital radiography systems /

Ophthalmic equipment

Industrial Business Unit:	Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / OLED Display Manufacturing Equipment / Vacuum thin-film deposition equipment / Die bonders

Others:	Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about operating results for each segment for the three months ended March 31, 2023 and 2022 is as follows:

	Millions of yen
	Printing	Imaging	Medical	Industrial	Others and Corporate	Eliminations	Consolidated
2023:
Net sales:
External customers	556,704	192,359	130,857	58,379	32,826	—	971,125
Intersegment	1,449	64	198	3,682	17,614	(23,007)	—

Total	558,153	192,423	131,055	62,061	50,440	(23,007)	971,125
Operating cost and expenses	507,535	155,167	124,175	54,643	68,491	(23,361)	886,650

Operating profit	50,618	37,256	6,880	7,418	(18,051)	354	84,475
Other income (deductions)	2,485	236	42	124	3,525	(3,353)	3,059

Income before income taxes	53,103	37,492	6,922	7,542	(14,526)	(2,999)	87,534

	Millions of yen
	Printing	Imaging	Medical	Industrial	Others and Corporate	Eliminations	Consolidated
2022:
Net sales:
External customers	506,068	156,976	118,103	66,638	31,565	—	879,350
Intersegment	1,135	225	95	1,842	17,207	(20,504)	—

Total	507,203	157,201	118,198	68,480	48,772	(20,504)	879,350
Operating cost and expenses	454,619	143,840	111,877	56,279	57,651	(21,056)	803,210

Operating profit	52,584	13,361	6,321	12,201	(8,879)	552	76,140
Other income (deductions)	2,852	366	96	116	(6,354)	(5,519)	(8,443)

Income before income taxes	55,436	13,727	6,417	12,317	(15,233)	(4,967)	67,697

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation) are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about sales by product and service to external customers by business unit for the three months ended March 31, 2023 and 2022 is as follows:

	Millions of yen
	Three months ended March 31, 2023	Three months ended March 31, 2022
Printing
Office multifunction devices	143,430	115,962
Office others	89,378	77,932

Office	232,808	193,894
Laser printers	150,293	149,333
Inkjet printers and Others	86,674	89,630

Prosumer	236,967	238,963
Production	86,929	73,211

Total	556,704	506,068
Imaging
Cameras	109,965	101,312
Network cameras and Others	82,394	55,664

Total	192,359	156,976
Medical
Diagnostic equipment	130,857	118,103

Industrial
Optical equipment	40,020	48,755
Industrial equipment	18,359	17,883

Total	58,379	66,638
Others and Corporate	32,826	31,565

Consolidated	971,125	879,350

Based on the realignment of Canon’s internal management structure, from the fourth quarter ended December 31, 2022, Canon has changed certain product categories and some product sales, which were previously included in Others, have been added to Lithography equipment and are presented as Optical equipment. Also, certain businesses, which were previously included in Office multifunction devices and Others and Corporate, have been presented as Inkjet printers and Others from the beginning of the first quarter of 2023. Operating results for the three months ended March 31, 2022 have also been reclassified.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information by major geographic area for the three months ended March 31, 2023 and 2022 is as follows:

	Millions of yen
	Japan	Americas	Europe	Asia and Oceania	Total
2023:
Net sales:	228,751	295,222	253,998	193,154	971,125

2022:
Net sales:	220,558	252,670	217,680	188,442	879,350

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

None.